Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

December 30, 2013

Via EDGAR and Federal Express

Donald E. Field

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stevia Corp.

Registration Statement on Form S-1

Filed December 12, 2013

File No. 333-188720

Dear Mr. Field:

On behalf of Stevia Corp., a corporation organized under the laws of Nevada (the “Company”), we are responding to the comment in the letter from the Staff dated December 23, 2013 relating to the Company’s Pre-Effective Amendment No. 1 Registration Statement on Form S-1/A filed on December 12, 2013 (the “Prior Filing”). We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 1”) indicating the change made thereon from the Prior Filing. The responses below have been numbered to correspond with the comments in your December 23, 2013 letter.

Prospectus Cover Page

1.	We note your response to our prior comment 3 and reissue. Please revise the cover page to identify Anson Investments Master Fund LP and Cranshire Capital Master Fund, Ltd. as underwriters. In this regard, we note your disclosure in the third paragraph of the Plan of Distribution section on page 15 that “the Selling Security Holders… upon effecting the sale of any of the shares offered in this prospectus are “underwriters” as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.” Alternatively, please revise the Plan of Distribution section on page 15 to clarify that the Selling Security Holders may be deemed underwriters.

Company Response to Comment 1:

In response to Comment 1, the Company respectfully informs the Staff that the reference to the Selling Security Holders as underwriters in the Plan of Distribution has been revised to read “the Selling Security Holders…may be deemed ‘underwriters’….” [emphasis added].

***

Securities and Exchange Commission

Division of Corporate Finance

December 30, 2013

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated December 23, 2013. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management. If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder

Enclosures